UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 25 November 2013

NOVOGEN LIMITED (ASX: NRT)

ASX RELEASE

25 November 2013

Novogen Announces That CanTx Drug Destroys Ovarian Cancer Stem Cell Spheroids

25 November 2013, Sydney, Australia: Novogen Limited (ASX: symbol NRT; Nasdaq: symbol NVGN) today reported that its US subsidiary, CanTx, has found that lead drug candidate Trilexium is highly effective at destroying ovarian cancer spheroid architecture.

Novogen Group Chief Scientific Officer, Dr David Brown, said today, “This result is a important step forward in predicting the likely success of Trilexium in vivo and in the clinic in particular. Spheroids are mini-tumors and the ability of Trilexium to penetrate and to kill these tumor cell structures is a significant step forward for this drug.”

Researchers at Yale University have shown that cancer stem cells isolated from the tumors of ovarian cancer patients are able to form self-renewing spheroids, regarded as a 3-dimensional model of ovarian cancer in the test tube. When injected into a mouse model, these spheroids form highly vascularized tumors mirroring that of the human disease.

Professor Gil Mor of Yale Medical School said, “In terms of drug discovery, these 3-dimensional structures serve as a robust screen to identify drug candidates worth progressing into expensive animal studies. They come directly from drug-resistant tumors and standard-of-care drugs such as paclitaxel and carboplatin have no effect on them”.

“Trilexium is the first drug in our hands that has been shown to penetrate and destroy the spheroid architecture,” Dr Mor added. “This observation demonstrates that Trilexium can diffuse into the spheroid and gives us confidence that it should be able to kill ovarian cancer tumors in vivo”.

Dr Graham Kelly, Novogen CEO, said, “We propose to deliver Trilexium into the peritoneal cavity where ovarian cancer originates and spreads. By packing the drug into a highly targeted delivery system, we are able to deliver significant quantities of the drug directly to the usual multiple tumors.”

About Ovarian Cancer and ovarian cancer stem cells

The American Cancer Society estimates that over 22,000 women will be diagnosed with ovarian cancer during 2013 and 14,230 American women will die from the disease. It ranks fifth in cancer deaths among women, accounting for more deaths than any other cancer of the female reproductive system. Cancer stem cells are thought to be the tumor-initiating cells in many cancers responsible for both the production of the tumor mass and metastasis. Ovarian cancer stem cells have been isolated and characterized from ovarian cancers. These cells are highly resistant to chemotherapy and radiotherapy, a property thought responsible for tumor recurrence following successful initial therapy.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com

About CanTx

CanTx Ltd is a private biotechnology company based in New Haven, Connecticut, and established as a joint venture between Novogen and Yale University. CanTx is dedicated to the development of anti-cancer drugs for the treatment of ovarian cancer.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of novel anti-cancer drugs based on two proprietary drug technologies - the super-benzopyran chemical family and anti-tropomyosin drug technology.

About Trilexium

Trilexium belongs to a new class of drug candidates known (structurally) as super-benzopyrans. Members of this family of drugs are showing high potency against both cancer stem cells and somatic cancer cells isolated from both ovarian cancers and glioblastoma cancers.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

Email: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com and www.can-tx.com